EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM

FSE: GV6

July 24, 2017

AVINO ANNOUNCES Q2 2017 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (NYSE-MKT:ASM: TSX.V, ASM; “Avino” or the “Company”) announces second quarter 2017 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Second Quarter 2017 (Compared to Second Quarter 2016)

•	Silver equivalent production increased by 11% to 698,174 oz*

•	Gold production increased by 29% to 1,954 oz

•	Silver production increased by 1% to 386,002oz

•	Copper production increased by 7% to 1,133,161 lbs

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“We are pleased with the 11% increase in production this quarter compared to the second quarter of last year. The results are higher this quarter compared to the same period last year mainly due to the increased mill availability experienced in the second quarter of 2017.

At our current rate of production, we anticipate outputs to be similar in the second half of the year.

We are also very happy with the progression of the plant and mill expansions which will further develop and maintain a solid production profile going forward.”

David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated Second Quarter 2017 Production Highlights

Comparative production results from the second quarter 2017 and the second quarter 2016 are presented below:

	Q2 2017	Q2 2016	% Change
Total Silver Eq. Produced (oz) calculated*	698,174	629,780	11%
Total Gold Produced (oz) calculated	1,954	1,509	29%
Total Silver Produced (oz) calculated	386,002	380,620	1%
Total Copper Produced (Lbs) calculated	1,133,161	1,054,935	7%

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Announces Q2 2017 Production Results

News Release – July 24, 2017

Avino Mine Second Quarter 2017 Production Results

Comparative figures for the second quarter 2017 and the second quarter 2016 for the Avino Mine are as follows; production figures for the second quarter 2017 include production from Mill Circuit 2 and Mill Circuit 3:

	Q2 2017	Q2 2016	Quarterly Change %	2017 YTD	Notes
Tonnes Mined	115,519	101,400	14%	231,922	1
Underground Advancement (m)	773	1,242	-38%	1,418	1
Mill Availability (%)	98	87	13%	97	1
Total Mill Feed (dry tonnes)	117,386	97,666	20%	233,940	1
Feed Grade Silver (g/t)	76	64	19%	68	2
Feed Grade Gold (g/t)	0.53	0.26	106%	0.52	2
Feed Grade Copper (%)	0.49	0.55	-10%	0.47	2
Recovery Silver (%)	84%	85%	-1%	85%	3
Recovery Gold (%)	69%	60%	14%	68%	3
Recovery Copper (%)	89%	90%	-1%	90%	3
Copper Concentrate (dry tonnes)	2,615	2,222	18%	5,011	4
Copper Concentrate Grade Silver (kg/t)	2.87	2.36	22%	2.71	4
Copper Concentrate Grade Gold (g/t)	16.46	6.9	139%	16.36	4
Copper Concentrate Grade Copper (%)	19.66	21.54	-9%	19.54	4
Total Silver Produced (kg)	7,517	5,250	43%	13,600	5
Total Gold Produced (g)	43,037	15,317	181%	81,973	5
Total Copper Produced (Kg)	513,994	478,511	7%	978,880	5
Total Silver Produced (oz) calculated	241,686	168,787	43%	437,248	5
Total Gold Produced (oz) calculated	1,384	492	181%	2,635	5
Total Copper Produced (Lbs) calculated	1,133,161	1,054,935	7%	2,158,058	5
Total Silver Equivalent Produced (oz) calculated*	512,237	341,521	50%	951,399	6

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Announces Q2 2017 Production Results

News Release – July 24, 2017

Second Quarter 2017 Highlights

1.	The tonnage processed increased by 20% due to circuits #2 and #3 being used exclusively for the processing of the Avino mine material. The mill availability rate increased by 13% over the second quarter of 2016 during which time there were mechanical issues with the ball mill of circuit #3. In the second quarter we opted to mine by slashing the vein to provide mill feed, therefore the mine development decreased by 38%.

2.	Silver and gold feed grades increased by 19% and 106% respectively while the copper grade decreased by 10% due to the change in mineralization.

3.	Gold recovery improved by 14% due to the higher feed grade realized, while the silver and copper recoveries remained stable with minor changes seen.

4.	The higher tonnage processed resulted in 18% more concentrate produced although the copper feed grade decreased by 9%.

5.	Gold production increased by 181%, while silver and copper increased by 43% and 7% respectively.

6.	The higher tonnage processed, together with the higher silver and feed grades resulted in 50% more silver equivalent ounces produced.

San Gonzalo Mine Second Quarter 2017 Production Highlights

Comparative figures for the second quarter 2017 and the second quarter 2016 for the San Gonzalo mine are as follows:

	Q2 2017	Q2 2016	Quarterly Change %	YTD 2017	Notes
Tonnes Mined	21,238	24,813	-14%	44,497	1
Underground Advancement (m)	1,089	1,098	-1%	1,920
Mill Availability (%)	95	94	1%	95
Total Mill Feed (dry tonnes)	20,107	33,946	-41%	40,241	1
Feed Grade Silver (g/t)	277	237	17%	253	2
Feed Grade Gold (g/t)	1.19	1.31	-10%	1.19	2
Recovery Silver (%)	81%	82%	-2%	82%	3
Recovery Gold (%)	74%	71%	5%	75%	3
Bulk Concentrate (dry tonnes)	728	1,262	-42%	1,426	4
Bulk Concentrate Grade Silver (kg/t)	6.17	5.19	19%	5.87	4
Bulk Concentrate Grade Gold (g/t)	24.36	20.97	16%	25.19	4
Total Silver Produced (kg)	4,489	6,589	-32%	8,361	5
Total Gold Produced (g)	17,724	31,645	-44%	35,906	5
Total Silver Produced (oz) calculated	144,315	211,833	-32%	268,822	5
Total Gold Produced (oz) calculated	570	1017	-44%	1,154	5
Total Silver Equivalent Produced (oz) calculated*	185,937	288,259	-35%	351,417	5

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.26 oz Ag, $1,257 oz Au and $2.57 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Announces Q2 2017 Production Results

News Release – July 24, 2017

Second Quarter 2017 Highlights

1.	Tonnage mined and processed decreased by 14% and 41% respectively due to circuit #2 being used for the Avino mine material.

2.	The silver in the feed grade increased by 17% whereas the gold grade decreased by 10%.

3.	The gold recovery improved by 5% while the silver recovery decreased slightly by 2%.

4.	Concentrate tonnage produced also decreased by 42% due to the lower tonnage processed and the increased grades of silver and gold in the concentrate of 19 and 16% respectively.

5.	The lower tonnage throughput, together with the changes in the feed grades and recoveries, resulted in a decrease of silver ounces by 32%, gold by 44% and overall silver equivalent by 35%.

Zinc Circuit

Testing of the zinc circuit has been ongoing during the second quarter and the initial results have indicated slight improvements in the San Gonzalo gold and silver recoveries, however the grade of the concentrate has been low. We will continue with the testing to obtain a marketable product.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, Inspectorate in the UK, and LSI in the Netherlands.

Qualified Person(s)

Avino's Mexican projects are under the supervision Jasman Yee P.Eng, Avino director, who is a qualified person within the context of National Instrument 43-101. He has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the use of proceeds from the Offering and the Company’s plans for production for its Avino property and Bralorne Mine property. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Avino Announces Q2 2017 Production Results

News Release – July 24, 2017

Such factors and assumptions include, among others, our ability to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.